April 5, 2019

Garry Kleer
Chairman of the Board, President and Chief Executive Officer
Richmond Mutual Bancorporation, Inc.
31 North 9th Street
Richmond, IN 47374

       Re: Richmond Mutual Bancorporation, Inc.
           Registration Statement on Form S-1
           Filed March 11, 2019
           File No. 333-230184

Dear Mr. Kleer:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Summary, page 1

2. Please provide a summary of the risks related to your business and this offering.
 Garry Kleer
FirstName Mutual Bancorporation, Inc.
Richmond LastNameGarry Kleer
Comapany NameRichmond Mutual Bancorporation, Inc.
April 5, 2019
April 2 2019 Page 2
Page 5,
FirstName LastName
Business Strategy
Lending, page 3

3. In order to provide investors with a more balanced picture of your strategy, briefly discuss the relatively unseasoned nature of your loan portfolio and the percentage of commercial loans and loans in the Columbus, Ohio market.
How We Intend to Use the Proceeds from the Offering, page 7

4. For balance, disclose here or elsewhere in the summary that as a result of the one-time termination fee to terminate the Pentegra DB Plan, you expect to report a net loss for the fiscal year ending December 31, 2019.
Risk Factors
Risks Related to Our Business
Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions, page 25

5. Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.
We will have broad discretion in using the proceeds, page 28

6. Revise this risk factor to disclose your current return on equity, your current equity position, and your expected equity position after the offering. Pro Forma Data, page 44

7. Please tell us how the adjustments related to the termination of the Pentegra Defined
         Benefit Plan gives effect to events that are (i) directly attributable to the transaction, (ii)
         expected to have a continuing impact on the company, and are (iii) factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X. Also, please include a footnote related to these adjustments as required by Rule 11-02(b)(6) of Regulation S-X in your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Garry Kleer
Richmond Mutual Bancorporation, Inc.
April 5, 2019
Page 3

       You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameGarry Kleer                            Sincerely,
Comapany NameRichmond Mutual Bancorporation, Inc.
                                                         Division of
Corporation Finance
April 5, 2019 Page 3                                     Office of Financial
Services
FirstName LastName